MANAGEMENT'S DISCUSSION AND ANALYSIS

This document was prepared on August 7, 2004 and should be read in conjunction with the June 30, 2004 financial statements of the Company. All amounts are in Canadian funds.

OVERVIEW

Stellar International Inc. ("Stellar" or the "Company"), founded in 1994, is a Canadian pharmaceutical company involved in the development and commercialization of high quality, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. Stellar also markets a test kit that confirms the existence of bladder lining defects in interstitial cystitis patients and identifies those patients who should respond positively to the Company's proprietary therapeutic product. Stellar's product development strategy focuses on seeking novel applications for its technologies in markets where its products demonstrate true cost effective therapeutic advantages. Stellar also intends to build revenues through in-licensing products for Canada and international markets that are focused on similar niche markets.

Stellar has developed and is marketing three products in Canada based on its core polysaccharide technology:

(i)   NeoVisc®, for the treatment of osteoarthritis;
(ii)  Uracyst® and
(iii) Uracyst® Test Kit, Stellar's patented technology for the diagnosis and treatment of Interstitial Cystitis (IC), an inflammatory disease of the urinary bladder wall.

Stellar also has acquired the exclusive Canadian marketing and distribution rights for:

(i) Millenium Biologix Inc.'s Skelite™ a proprietary synthetic bone grafting product; and
(ii) Matritech, a USA company, to sell NMP22® BladderChek™, a proteomics-based diagnostic test for the diagnosis and monitoring of bladder cancer.

Stellar began selling Skelite™ to the Canadian market in February 2004 and expects to launch BladderChek™ in September 2004, once Canadian regulatory approval is obtained. Both of these products are expected to positively impact sales in 2004.

Effective December 2001, Stellar entered into a strategic licensing agreement with G. Pohl-Boskamp GmbH & Co. ("Pohl-Boskamp") for the sale of Uracyst-S products in Europe. In December of 2003, Pohl-Boskamp received approval to begin selling Uracyst in Europe. Stellar is very pleased to report that Pohl-Boskamp's monthly unit sales have doubled month over month during the past 5 months.

In June of 2003, Stellar entered into distribution agreements with CMI Canada Medical Inc. and BurnsAdler Pharmaceuticals to sell Stellar's products in the Middle East, Latin America and the Caribbean.

In March 2004, Supply and License Agreements were signed with SJ Pharmaceuticals, Inc. of Bristol, Tennessee for NeoVisc® and Uracyst® for the United States markets. These Agreements will provide Stellar with additional milestone payments and an ongoing royalty stream from future sales of these products in the United States. SJ Pharmaceuticals, Inc. will be responsible for conducting clinical trials and obtaining regulatory approvals for the products in the United States of America.

Stellar markets its products in Canada through its own direct sales force of commissioned and salaried sales people. The Company's focus on product development continues to be both in-licensing and out-

licensing for immediate impact on revenue stream allowing Stellar to fund its own in-house product development for future growth stability.

SECOND QUARTER 2004 HIGHLIGHTS

This past quarter presented an opportunity for Stellar to invest in services and infrastructure to facilitate future business growth.

To improve its relationship with the investment community and to build shareholder liquidity, in April 2004, Stellar hired Allen & Caron, with offices in New York, San Francisco and London, England to manage investor and media relations as well as corporate communications.

To expand its product manufacturing ability to meet the growing demand created by in-market promotion and out-licensing agreements, Stellar contracted with Dalton Chemical Laboratories, Inc. to manufacture Uracyst (finalized in March 2004) and NeoVisc (finalized in April 2004) for both Canadian and international markets. These agreements require Stellar to incur additional costs for validation processes but will allow Stellar to meet its short-term and longer term manufacturing commitments.

In June 2004, Stellar entered into an agreement of purchase and sale to purchase a building which will provide needed additional office space and will also allow Stellar to build its own packaging line. This new packaging line will meet GMP and quality regulations. Stellar's out-licensing agreements require multilingual packaging and greater inventory management. This new building will accommodate these demands.

RESULTS OF OPERATIONS FOR 6 MONTHS ENDED JUNE 30, 2004

For the six month period ending June 30, 2004, total revenues from all sources increased 64.2% to $954,692, compared to $581,247 in the same period during 2003. Included in total revenues for this period were licensing fee revenues of $267,220, which brings actual sales of Stellar products for the first half of 2004, to $687,472 (2003-$567,847), an increase of 18.3% over the same period in 2003.

The operating loss for the quarter was $330,042 as compared to net loss the same period in 2003 of $113,035. During this six month period, Stellar incurred non-cash expenses for shares issued to consultants of $94,397. Stellar also incurred expenses in the development of the setup and validations at the new manufacturing site in the first quarter of $79,526 and in the second quarter of $175,048, totalling $254,573 for the period. These costs have been expensed to research and development. Stellar also incurred non-recurring costs of $47,176 related to in-licensing and out-licensing efforts; these costs have been expensed to selling, general and administrative in the first quarter. Without these additional expenditures the company would have shown an operating profit in this period of approximately $30,838. The management of Stellar felt these expenditures were essential for the Company's growth and will aid in meeting Stellar's long-term goals.

Stellar is debt free and remains confident that it can continue to fund its ongoing operations from the sale of its products, milestone payments and royalty income resulting from out-licensing agreements for at least the next 24 months.

Cost of Sales

During the second quarter of 2004, cost of sales were $64,161 (2003-$59,371), or 16.7 % of product sales in comparison to 18.5% for the same period in 2003. This represents a 1.8% cost reduction when compared to the previous year as increased efficiencies in manufacturing processes continue.

Research and Development

Stellar continues to invest in research necessary to expand its products into international markets. In October 2003, Stellar signed an agreement with Dalton Chemical Laboratories, Inc. ("Dalton") to manufacture Stellar's Uracyst® and NeoVisc® products. Dalton is a contract pharmaceutical manufacturer that supplies chemistry and analytical services to the biotechnology and pharmaceutical industries in the areas of medicinal chemistry, fine chemical manufacturer, customer peptides and antisense oligo production. Dalton has a Site Establishment License and provides cGMP manufacturing and sterile filling capabilities to its customers at any stage of the regulatory process (Phase I, II, III or commercial).

Many of the Company's clinical programs were put on hold until out-licensing agreements were in place. Stellar's agreements with SJ Pharmaceuticals, Inc. will allow clinical trials for Stellar's products to be conducted in order to obtain regulatory approvals in the United States for both Uracyst and NeoVisc.

In June 2003, Stellar announced two out-licensing agreements which will generate revenues in 2004. The first agreement was made with BurnsAdler Pharmaceuticals for the distribution of Stellar products, in Latin America, Mexico and the Caribbean. The second, with CMI Canada Medical Inc., covers the Middle East. Uracyst® was launched in Europe in December of 2003. Unit sales have shown a steady increase since the launch.

In September 2003, Stellar in-licensed BladderChek™ for the Canadian market. BladderChek™ is a unique point-of-care diagnostic used in the diagnosis and monitoring of bladder cancer. Stellar is currently in the process of obtaining Canadian regulatory approval for BladderChek and expects to launch this product in September 2004.

In December 2003, all validations in Canada were completed with Skelite™ by Millenium Bioloigix Inc., the owner of the product. The product was launched in Canada on January 29, 2004 and moderate sales growth is anticipated in 2004 as the bureaucratic process of acceptance by hospital formularies is a slow process. Once hospital formularies accept Skelite, sales growth will build. Stellar remains encouraged with the early physician interest in Skelite™ and expects steady growth with this product into 2005.

During the second quarter of 2004, the Company recorded a SR&ED credit of $45,063 as a cash refundable balance for research conducted by the Company in 2001.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six month period end of June 30, 2004 increased by $302,207 over the same period for 2003. This increase includes the costs of non-recurring expenses of $113,326 which are associated with the Skelite product launch in January, legal and consulting fees related to the private placement in February and professional fees associated with the completion of out-licensing agreements with SJ Pharmaceutical in March. In addition, there have also been increased costs of $26,404 associated with Stellar's initiative with investor relations activities. These costs include agency fees paid to Allen & Caron, as well as increased travel costs for Company personnel involved in investor relations.

Direct selling costs increased due to the hire of a dedicated Quality Manager, a non-recurring expense for the hire of a new National Sales Manager of $18,375, as well as the addition of one new Sales Representative to better service the Canadian market.

The change to our new formats for the Uracyst and NeoVisc products, necessitated revisions of new marketing and sales materials, which added cost to the selling, general and administrative expenses.

Interest income and expense

Interest revenue during the second quarter was $4,970 (2003 - $265), this amount includes interest received on a short-term loan. Funds will be maintained in quick liquid investments.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments totalled $4,557,598 at June 30, 2004 as compared with $255,237 at December 31, 2003. During the second quarter of fiscal 2004, the Company received aggregate proceeds of $202,850 from the exercise of 480,000 stock options and $96,250 for the exercise of 275,000 warrants. There are 1,640,000 stock options outstanding and 271,778 outstanding warrants as at June 30, 2004.

The Company has entered into an agreement of purchase and sale to acquire a building for approximately $475,000. In addition, renovations to this building are anticipated to total $200,000. The closing date is scheduled for September 1, 2004. The Company intends initially to finance the purchase from its own available cash resources.

CAPTIAL STOCK

Common Shares

During the current quarter, the Company issued 925,000 common shares, of which 170,000 were issued for consulting services with an average price per share of $0.48 for services. The remaining 755,000 were issued for warrants and options exercised by consultants, employees and directors for cash. In the first quarter, the Company issued 4,947,683 common shares, of which 4,088,794 were issued in a private placement for cash at US$0.74 per share. There were also 858,889 shares issued to consultants, employees and directors, who exercised their options, with an average price per share of $0.49 for cash. The total number of options outstanding as of June 30, 2004 was 1,640,000.

SIGNIFICANT CUSTOMERS

During the quarter, the Company had one customer, a national wholesaler, which represented 40.3% of sales, in comparison to 40.6% in the June 30, 2003 period.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company has received aggregate proceeds of $95,122 (2003 - $0) from the exercise of 271,778 warrants. As of July 12, 2004, all outstanding warrants which were issued from the private placement on July 15, 2003, have been exercised.

On June 25, 2004, the Company entered into an agreement to purchase a building to accommodate its need for a larger facility, for the purchase price of $475,000. This facility will include additional office space and a packaging and warehouse area. A deposit of $75,000 was paid. The closing date is scheduled for September 1, 2004. The Company anticipates spending approximately $200,000 for renovations, to prepare the building for occupancy in October 2004.

SEGMENTS

The Company currently operates by means of:

(i) selling its own products, as well as in-licensing other products for the Canadian market;
(ii) out-licensing its products in international markets, presently in Europe, the Middle East, South America and the United States; and
(iii) royalties received on certain out-licensing agreements. The attached balance sheets as June 30, 2004 and December 31, 2003 present the financial position of these segments.

OUTLOOK

As at August 7, 2004, the Company has working capital of $4,381,338. After taking into account the receipt of out-licensing revenues from the sale of Stellar products in Europe, the Middle East, the Caribbean and South America, research and development and marketing expenditures relating primarily to NeoVisc® and Uracyst®, as well as costs associated with the launch of several in-licensed products, the Company expects that its current working capital will be sufficient to finance operations for the next 24 months.

The Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Stellar is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company's interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.